

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Thomas Granite
Chief Financial Officer
Artemis Strategic Investment Corp
3310 East Corona Avenue
Phoenix, Arizona 85040

> **Re: Artemis Strategic Investment Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2021**
> **File No. 333-253092**

Dear Mr. Granite:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering the shares of Class A common stock underlying the warrants included as part of the units. However, we note also your disclosure on pages 16 and 61 that you are not registering the Class A common stock issuable upon exercise of the warrants. Please revise.

Provisions in our second amended and restated certificate of incorporation, page 67

2. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 10.1 of your second amended and restated certificate of incorporation provides that the Court of Chancery and the federal district court for the

District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act of 1933. Please revise your disclosure so that it is consistent with the scope of provision in Section 10.1 of your second amended and restated certificate of incorporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing